Exhibit 99.2

Darren Seed

Thank you and good morning.

Welcome to the joint conference call with Westport and Fuel Systems Solutions. It is being held to coincide with the announcement regarding the intention to merge released earlier this morning. For those who haven’t seen the releases yet, they can be found on Westport’s website at www.westport.com. and Fuel Systems Solutions website at www.fuelsystemssolutions.com. A PDF of the presentation we are showing today will also be found on these pages. The prepared remarks for the call will be posted on each of the company websites shortly following this call.

Speaking on behalf of Westport will be Westport’s Chief Executive Officer, David Demers and Westport’s President and Chief Operating Officer, Nancy Gougarty, and Westport’s Chief Financial Officer, Ashoka Achuthan.

Speaking on behalf of Fuel Systems will be Fuel Systems’ Chief Executive Officer, Mariano Costamagna, Fuel Systems’ Interim Chief Operating Officer, Andrea Alghisi, and Fuel Systems’ Chief Financial Officer, Pietro Bersani.

Attendance at this call is open to the public and to media, but for the sake of brevity we’re restricting questions to analysts and institutional investors as time permits.

As shown on slide 2 of the presentation, you are reminded that certain statements made in this conference call and our responses to various questions may constitute forward looking statements within the meaning of US and applicable Canadian securities law and such forward looking statements are made based on our current expectations and involve certain risks and uncertainties. Actual results may differ materially from those projected in the forward looking statements. Information contained in this conference call is subject to and qualified in its entirety by information contained in each company’s public filings, and except as required by applicable securities laws we do not have any intention or obligation to update forward looking information after this conference call. You are cautioned not to place undue reliance on any forward looking statements.

On slide three of the presentation, I would like to draw your attention to the additional disclaimers, whereby, Westport and Fuel Systems Solutions intend to make additional SEC filings regarding the proposed transaction. We urge you to review those filings, together with our current SEC filings, because they contain important information.

Now, I will turn the call over to David Demers.

David Demers

Good morning everyone and thank you for joining representatives from Westport and Fuel Systems Solutions on today’s call. I believe this is a watershed event in the industry as we jointly announce that our respective companies have entered into a merger agreement to create a single company.

I will take you through some of the highlights in the context of Westport’s strategic plans and will then pass the call over to Mariano to take you through the strategic rationale of the merger from the perspective of Fuel Systems, followed by Nancy and Andrea to discuss the operational highlights, and then by Pietro and Ashoka to discuss the transaction process and financial details.

Slide 5

Let’s begin on slide 5 where I’ll cover the particulars of the transaction for you:

•	This is a stock-for-stock transaction in which Fuel Systems’ common shareholders will receive 2.129 WPRT shares for each share of FSYS stock that they own. This consideration represents a 10.0% premium to yesterday’s closing price of fuel systems stock and a 23.9% premium to the volume weighted average price of the past 30 days as at August 31, 2015.

•	Once the companies are combined, existing Westport shareholders will own approximately 64% of the new company’s shares and Fuel Systems’ existing shareholders will own approximately 36%.

•	We expect the transaction to generate a total of approximately $30 million of annual pre-tax savings and merger synergies fully realized by calendar year 2018, and to be accretive to Westport’s earnings in 2016.

•	The combined company will be called Westport Fuel Systems and be headquartered in Vancouver, Canada. Mariano Costamagna, along with two directors to be confirmed, will be nominated by Fuel Systems to Westport’s board of directors, replacing three of our existing directors.

•	The Westport executive team and I will continue to lead the new company, and Mariano Costamagna will serve in an advisory position of the company’s newly created business unit, with additional titles in the organization to be determined at a later date

•	The transaction is subject to the shareholder approvals of both companies, to regulatory approvals, and to other customary closing conditions.

•	To date, shareholders owning approximately 34% of FSYS and 15% of WPRT outstanding shares have agreed to vote their shares in favor of the merger.

•	The transaction has been unanimously approved by each company’s board of directors as it represents a compelling opportunity for both companies.

Slide 6

The press release and other speakers today may provide additional color about the benefits of the merger but I want to spend a moment talking about Westport’s view of this exceptional combination. Moving on to slide 6, the new company is expected to benefit from complementary product solutions and a global footprint, with efficient operations and a core focus in developing next generation technology.

We believe there are several significant benefits of this proposed merger for Westport shareholders including but not limited to:

•	1st – Combining two companies with rich histories of innovation in alternative fuel technologies and solutions and with proven track records of manufacturing and selling alternative fuel products into a variety of end markets – combined, we broaden and diversify our suite of solutions and our R&D capability to better serve our customers, including OEM partners around the world.

•	2nd - from a strategic product development perspective, the combined company’s product offerings will span a more comprehensive array of natural gas solutions from passenger car to heavy-duty trucks to locomotives and marine applications to stationary power.

•	3rd - we expect the increased global scale that this merger affords us will produce both cost efficiencies and enhanced products and applications, ultimately creating value for all our customers and our shareholders.

•	4th - this combination of a strong intellectual property position and prolific development and commercialization efforts will help expand the product pipeline for the industry, preparing us to compete more effectively as our end markets turn around.

•	5th - This transaction marks a milestone in our strategic plans, whereby Westport will realize increased sales and significant cost efficiency opportunities while continuing to focus on the development, validation and launch of its proprietary HPDI 2.0 and enhanced spark ignition technology.

Now, I’ll turn the call over to Mariano Costamagna to take you through the strategic rationale of the merger from the perspective of Fuel Systems.

Mariano Costamagna

Slide 7

Thank you David. Let’s move to slide 7.

Ten months ago, Fuel Systems Solutions’ board of directors formed a Strategic Oversight Committee whose purpose was to advance the company’s strategic priorities and drive value for all shareholders. This Committee conducted a lengthy strategic evaluation process, and determined that this opportunity creates significant returns for our shareholders. Merging with Westport Innovations accomplishes several objectives:

•	It preserves and extends Fuel Systems’ solutions suite, leading technology and asset base, combining these into a new, more comprehensive platform.

•	It brings together two premier alternative fuel technology companies, uniting our technological expertise and our long-standing relationships with global OEMs.

•	It creates a combined company with strengthened economics, and leverages our shared focus on improving profitability.

•	It aligns our corporate cultures, both of which are committed to continuous innovation.

•	Since the form of consideration for the merger is stock-for-stock, it enables Fuel Systems shareholders to participate in this new future.

The exchange ratio of this merger represents a 10.0% percent premium to Fuel Systems shareholders based on the closing trading prices of Westport’s and Fuel Systems’ shares on August 31, 2015.

Let’s move to the next slide.

Slide 8

As you can see on slide 8, Fuel Systems is the 3rd, and Westport the 7th, largest alternative fuel systems solutions player based on 2014 revenues. Together, we represent the 2nd largest. Not only will this merger create scale, it creates a strong platform for growth in all of our addressable markets from which to best serve our customers.

Combining our businesses and our brands increases our scale and our relevance around the world in all of our end markets, and positions the resulting company to compete more efficiently and effectively once markets turn healthier.

Westport’s traditional focus on the medium- and heavy-duty, as well as high horsepower arenas, and Fuel Systems’ significant experience in light- and medium-duty products for automotive and industrial applications are highly complementary. Combining them results in a powerful, comprehensive offering across multiple applications, end markets, and geographies.

Fuel Systems is confident that we have found the right partner for our customers, suppliers, employees, and shareholders, and we look forward to working together as we integrate the two companies.

I’ll now turn the call over to Nancy Gougarty and Andrea Alghisi to discuss the operational highlights of the transaction.

Nancy Gougarty

Slide 10

Thank you Mariano. I will focus on providing operational highlights and priorities for the combined Company on slide 10.

As David and Mariano discussed earlier, this complementary industry expertise of Westport and Fuel Systems provides a compelling rationale for the merger, as the combined company’s product development efforts will span passenger car to heavy-duty trucks to locomotive and marine applications to stationary power. The combined company will have a broad global reach, and will be able to serve some of the world’s largest and fastest growing markets through a fortified geographic footprint, greater product diversity, and a leading distribution network spanning 70 countries.

Moving to slide 11…

Slide 11

The merger combines 17 brands in the automotive and industrial space and will allow customers and stakeholders to benefit from the consolidation of technologies, and the expansion of product portfolios, OEM relationships, and global distribution networks.

Fuel Systems brings brands such as BRC Gas Equipment, which designs and manufactures CNG and LPG automative components and systems, as well as reputable IMPCO Automotive, which is dedicated to bi-fuel and mono-fuel systems in the North American market. Other brands in Fuel Systems’ portfolio include Zavoli, GFI Control Systems, TA Gas Technology, amongst others. On the Industrial side, Fuel Systems’ IMPCO brand is recognized around the world.

Westport brings the cutting edge leader in bi-fuel and dedicated CNG and LPG for Ford Trucks, through Westport WiNG, in addition to strength in fuel system components from EMER and OMVL, and Valtek, as well as Westport Parts and Service and Westport iCEPACK. Additionally, Westport’s proprietary HPDI technology will continue to be a strategic focus of the combined company.

I’ll now turn the call over to Andrea Alghisi to further discuss our operational highlights of the merger.

Andrea Alghisi

Slide 12

Thank you, Nancy.

On slide 12:

Both companies bring long standing, vital relationships with several key global OEMs. Fuel Systems brings relationships with automotive companies such as General Motors Company, Ford Motor Company, Nissan Motor Company, Kia Motors Company, Subaru of Fuji Heavy Industries, and Mitsubishi Group, amongst others, as well as relationships with industrial companies such as Caterpillar, Linde, CombiLift, and Clarke, among others.

Wesport has key relationships with complementary global OEMs, including but not limited to Volvo Car Group, Volkswagen, Fiat, Tata Motors, GAZ Group, Chrysler, PACCAR, Daimler AG, Weichai, Cummins, Ford, Volvo AB, amongst others.

The combined customer base and communities will be served with an outstanding asset base and state-of-the-art facilities strategically located across 5 continents.

Moving to slide 13.

Slide 13

We expect each company’s proven track record of product development will strengthen as a result of the combination, and benefit from capital-efficient and optimized research and development programs. The combined companies will create a stronger innovation platform to invest in developing new products and new technologies, and will be positioned to fuel future growth better than either company on a standalone basis.

The combined company will have filed over 500 patents in CNG/LNG/LPG parts and systems worldwide. This combination of a strong intellectual property position, prolific development and commercialization efforts will help expand the product pipeline for the industry.

Let’s move to slide 14.

Slide 14

From a management standpoint, the company will operate under the name Westport Fuel Systems and will be headquartered in Vancouver, Canada with a new business unit called Fuel Systems Automotive and Industrial Group. This new unit will represent the combination of Fuel Systems with Westport Operations, with its automotive division headquartered in Cherasco, Italy, and its industrial division headquartered in Santa Ana, CA.

Mr. David Demers and the rest of the Westport executive team will lead the combined company.

Mr. Mariano Costamagna, who is retiring as CEO of Fuel Systems, will serve in a senior advisory position of the company’s new business unit with additional titles in the organization to be determined at a later date

Top talent across the combined organization will be evaluated and retained based on the organization’s new structure.

Three individuals selected by Fuel Systems, including Mariano Costamagna, and two directors to be confirmed, will be nominated for addition to the combined company’s Board of Directors. As Westport’s Board of Directors will remain the same size, three current directors of Westport are expected to be replaced by the new Fuel Systems directors.

I’ll now turn the call over to Pietro Bersani and Ashoka Achuthan to dicuss our financial highlights of the merger.

Pietro Bersani

Slide 16

Thank you, Andrea. I’ll be providing you with transaction details and Ashoka will discuss the financial highlights of the merger agreement for the proposed merger of Westport with Fuel Systems. Moving to slide 16.

As David mentioned, under the terms of the merger, Westport and Fuel Systems will merge with Westport acquiring all of the outstanding shares of Fuel Systems common stock in a stock-for-stock transaction. Westport will create a merger subsidiary into which Fuel Systems will be merged. Fuel Systems shareholders will receive 2.129 Westport shares for each share of Fuel Systems common stock they own at closing. Based on closing stock prices on August 31, 2015, the merger will create a combined company with an equity value of $351 million. The transaction has been unanimously approved by the boards of directors of both companies. Following the closing, existing Westport shareholders will hold approximately 64% of the combined company and Fuel Systems shareholders 36% of the combined company.

Moving to slide 17…

Slide 17

The transaction is subject to regulatory approvals, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions noted on the slide.

In addition, the transaction will be subject to the required approval of both Fuel Systems and Westport’s shareholders, which each company will seek. The transaction must be approved by simple majority (50% plus one) of votes cast present in person or by proxy by the Westport shareholders and by Fuel Systems stockholders holding a majority of the outstanding shares of fuel systems common stock. Subject to the satisfaction of closing conditions and receipt of required approvals, the companies anticipate closing the transaction in the 4th quarter of 2015. Westport and Fuel Systems will operate as separate companies until that time.

In terms of the timing of next steps, Westport and Fuel Systems will each provide their respective proxies as they relate to the transaction in advance of their respective special Shareholders Meetings. The Westport Shareholder Meeting is being held in order to approve the issuance of Westport Shares in connection with the transaction and to approve the name change of Westport; the Fuel Systems Shareholder Meeting is being held in order to approve the merger. Upon receipt of all approvals, we expect to close the merger in Q4 2015.

Shareholders can vote in person at their respective meeting or by signing and returning their form of proxy by mail in the self-addressed envelope provided or by fax to the number indicated on the form or online at the website indicated on the form.

Now, I’ll turn the call over to Ashoka Achuthan.

Ashoka Achuthan

Slide 19

Thanks Pietro. Good afternoon everyone. On slide 19…

I will walk you through the transaction’s significant financial positive impacts.

We expect the merger to be accretive to Westport’s earnings per share in 2016, excluding one-time costs, and to ramp to a total of approximately $30 million of annual pre-tax savings and merger synergies fully realized by calendar year 2018. The components of these benefits are:

•	1st – through Fuel Systems restructuring program, which is already under way, we expect to realize approximately $15 million in annualized benefits in 2016 and beyond.

•	2nd – through Westport’s initiatives to meet positive adjusted EBITDA target by mid-2016.

•	3rd – through a combination of reductions in corporate management costs, manufacturing costs, and operating expense savings, we expect to generate an additional $15 million in merger synergies as a result of the combination beginning in 2016 and fully realized in 2018.

These benefits solidify Westport’s continuing initiatives to reach adjusted EBITDA positive by mid 2016.

For the year ended December 31, 2015, both Westport and Fuel Systems are reiterating their respective revenue outlooks. Westport expects consolidated revenue to be between $110 million and $125 million for the year, while Fuel Systems expects consolidated revenue to be in the range of $270 to $280 million for the year, resulting in a combined revenue outlook for both companies of $380 to $405 for the year ended December 31, 2015.

On a pro forma basis, the combined company had approximately $117 million in cash and short term investments as of June 30, 2015.

Let’s move to slide 20 -

Slide 20

In closing, both Executive Management teams and boards of directors of Fuel Systems and Westport believe the merger we announced today is compelling.

•	It creates a premier alternative fuel vehicle and engine company by

•	combining complementary technologies, development focus, customers and product mix

•	It also creates global scale, building foundation for future growth as markets improve

•	Its structure is a stock-for-stock consideration

•	The exchange ratio offers a 10.0% premium to yesterday’s closing price and a 23.9% premium to the volume weighted average price of the past 30 days as at August 31, 2015

•	To date, shareholders owning approximately 34% of FSYS and 15% of WPRT outstanding shares have agreed to vote their shares in favor of the merger

•	The combination should generate $30 million in annual pre-tax in savings and merger synergies fully realized by calendar year 2018

•	The transaction has been unanimously approved by both boards of directors, and

•	Pending shareholder and regulatory approvals, it is expected to close in Q4 2015

With a strong revenue base to build on, significant synergy opportunities, a strengthened balance sheet and enhanced liquity, and positive effects on adjusted EBITDA, we believe the combined entity will be a premier alternative fuel engine company and as such will be well positioned for continued investment and long-term financial stability.

We have created web pages for the merger on both Westport’s and Fuel Systems’ web sites. If you would like further information on the transaction, please visit the merger web pages at www. westport.com/merger for Westport and the website address listed in the press release for Fuel Systems Solutions.

With that, I will now pass the call to the operator for Q&A. Operator?

AFTER Q&A

CLOSING

Darren Seed

Thanks, operator.

As Ashoka mentioned, we have created web pages on our respective websites where you can find additional information as it becomes available.

Thanks, everyone, for your attention today.

[FOR POSTING ON THE WEBSITE VERSION OF SCRIPT]

Additional Information and Where To Find It

Westport will file with the SEC a registration statement on Form F-4, which will include the proxy statement of Fuel Systems that also constitutes a prospectus (the “proxy statement/prospectus”). INVESTORS AND

SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WESTPORT, FUEL SYSTEMS, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Westport Investor Relations at 1-604-718-2046 or invest@westport.com (for documents filed with the SEC by Westport) or Fuel Systems Investor Relations advisor, LHA, at 1-415-433-3777 or fuel@lhai.com (for documents filed with the SEC by Fuel Systems).

Participants in the Solicitation

Westport, Fuel Systems and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Fuel Systems in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Fuel Systems in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Westport’s directors and executive officers is contained in Westport’s Annual Report on Form 40-F for the year ended December 31, 2014, as amended, and its Management Information Circular, dated March 11, 2015, which is filed with, in the case of the Annual Report on Form 40-F, and furnished to, in the case of the Management Information Circular, the SEC and can be obtained free of charge from the sources indicated above. Information regarding Fuel System’s directors and executive officers is contained in Fuel System’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated April 14, 2015, each of which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Non-GAAP Financial Measures

This communication may contain certain non-GAAP financial measures, which management believes are useful to investors and others in evaluating business combinations. Further detail and reconciliations between the non-GAAP financial measures and the GAAP financial measures are available in the most recent press releases of Westport and Fuel Systems concerning quarterly financial results, furnished to the SEC on Form 6-K.

Cautionary Note Regarding Forward Looking Statements

This communication contains forward-looking statements, including statements regarding the anticipated timing for and ultimate completion of the merger, result, timing and financial metrics associated with Westport’s and Fuel Systems’ combined operating business units and consolidated business, revenue and cash usage expectations, the effect of the proposed reorganization and restructuring of our business, continued research and development investment, future of our development programs, timing for launch, delivery and completion of milestones related to the products referenced herein, Westport’s and Fuel Systems’ expected actions and results relating to the key components of its strategy in 2015 and to the integration of Westport’s and Fuel Systems’ businesses, future sales of assets and the benefits therefrom, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport’s and Fuel Systems’ products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as the combined company’s management’s response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements and ability to complete the proposed merger to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies, regulation and approvals, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in Westport’s Annual Report on Form 40-F for the year-ended December 31, 2014, as amended ,and Fuel System’s Annual Report on Form 10-K for the year ended December 31, 2014, and other filings made by the companies with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. Each of Westport and Fuel Systems disclaims any obligation to publicly update or revise such statements to reflect any change in their expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this presentation are not incorporated by reference herein.

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.